UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019.

Commission File Number 333-225028

JMAX INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

1733-35, 17/F, Gala Place, 56 Dundas Street, Mongkok, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

JMax International Limited Announces Unaudited Financial Results
For the Six Months Ended September 30, 2019

PRELIMINARY NOTE

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation, those described under “Risk Factors” and “Forward Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 26, 2019 (the “Annual Report”). As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. As used in this interim report, the terms “we,” “us,” “our Company,” or “our”“ refers to JMax International Limited and its wholly-owned Hong Kong subsidiary, Grand World Pro Limited.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Six Months Ended September 30, 2019 Financial Results

Total Revenue

Total revenue for the six months ended September 30, 2019 decreased by 24.0% to $2,731,916 from $3,594,451 in the same period of 2018, which was primarily due to (1) the adjustment of the unit prices for some our products in February 2019 to maintain our market competitiveness; and (2) the decrease of market demand for some of our products, which resulted in a decrease of sales volume.

JMax International Limited and its subsidiary (“we”, or “the Company”) sell healthcare related products in approximately 30 countries through our distributors. Our revenue breakdown by major products for the six months ended September 30, 2019 and 2018 is as follows:

Revenue by major products

	Six months ended September 30,
	2019	2018
	(Unaudited)	(Unaudited)
AlphaMeta	$1,532,227	$1,544,031
Angels Secrets	486,968	854,045
AlphaSpin	546,315	684,593
Total	$2,565,510	$3,082,669
Revenue	$2,731,916	$3,594,451
% to total revenue	93.9%	85.8%

Cost of Revenue

Cost of revenues for the six months ended September 30, 2019 decreased by 26.0% to $1,974,418 from $2,667,966 in the same period of 2018. The decreased of cost of revenues is in line with the decrease in our revenue over the same periods.

Gross Profit

Gross profit for the six months ended September 30, 2019 decreased by 18.2% to $757,498 from $926,485 in the same period of 2018. Gross margin in the first half of 2019 expanded to 27.7% from 25.8% in the same period of 2018. The main reason for the decrease in gross profit was primarily driven by the decease of revenue, while the gross profit margin expansion was primarily due to the more favorable unit prices offered by long-term cooperative suppliers in some products.

Operating Expenses

Total operating expenses for the six months ended September 30, 2019 were $898,833 compared to $774,301 in the same period of 2018.

Sales and marketing expenses for the six months ended September 30, 2019 decreased by 36.8% to $52,293 from $82,794 in the same period of 2018. The decrease was primarily due to a decrease in payroll expenses of our sales team, which resulted from the decrease in our revenue.

General and administrative expenses for the six months ended September 30, 2019 increased to $846,540 from $691,507 in the same period in 2018. The increase was primarily due to an increase in professional service fees associated with being a public company and an increase in staff costs due to the increase staff headcount.

Operating (loss) Profit

Operating loss was $141,335 for the six months ended September 30, 2019 compared to operating income $152,184 in the same period of 2018.

Net (loss) Income

Net loss was $155,016 for the six months ended September 30, 2019 compared to net income of $35,750 in the same period in 2018. The decrease was due to the decrease of total revenue and increase of general and administrative expenses.

Liquidity and Capital Resources

We had cash of $2,235,280 and working capital of $6,851,815 as of September 30, 2019.

We have financed our operations since inception from the sale of ordinary shares, capital contributions from stockholders and cash flows from operations. We expect to continue to finance our operations by selling our ordinary shares and by generating income from the sale of our products.

We believe that available cash and accounts receivable should enable the Company to meet presently anticipated cash needs for at least the next 12 months after the date that the form 6-K is issued.

Off-Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated entities whereby the Company has financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose the Company to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to the Company.

Other Significant Events

On September 26, 2019, we received notification from FINRA that our Form 211 application had been approved. We are listed on OTC Pink under the symbol “JMEXF” and have to maintain a bid price of $0.01 for consecutive 30 days before we are listed on OTCQB.

Despite the ongoing political turmoil and socio-economic unrest in Hong Kong, our business has been unaffected as it is mainly conducted outside Hong Kong and we only maintain an administrative managerial role in Hong Kong.

JMAX INTERNATIONAL LIMITED AND ITS SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share and per share data)

	September 30, 2019	March 31, 2019
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	$2,235,280	$2,780,637
Accounts receivable, net	5,410,686	3,875,548
Advance to suppliers	-	483,309
Inventory	440,789	299,172
Other current assets	168,581	134,319
Total current assets	8,255,336	7,572,985

NON-CURRENT ASSETS:
Property and equipment, net	16,160	20,354
Intangible asset, net	232,000	248,000
Right-of-use asset	155,354	-
Goodwill	16,999	16,999
Total non-current assets	420,513	285,353
TOTAL ASSETS	$8,675,849	$7,858,338

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$949,887	$149,133
Accrued expenses and other payable	120,387	108,315
Advance from customers	78,761	73,911
Income tax payable	61,015	76,421
Lease payment liability- current	151,105	-
Total current liabilities	1,361,155	407,780

NON-CURRENT LIABILITIES:
Lease payment liability-non current	4,086	-
Deferred tax liability	38,280	40,920
TOTAL LIABILITIES	1,403,521	448,700

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Common stock, $0.01 par value, 1,000,000,000 shares authorized, 623,600,000 shares issued and outstanding as of September 30, 2019 and March 31, 2019, respectively	6,236,000	6,236,000
Additional paid-in capital	43,320	25,614
Retained earnings	993,008	1,148,024
Total stockholders’ equity	7,272,328	7,409,638
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$8,675,849	$7,858,338

JMAX INTERNATIONAL LIMITED AND ITS SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

(In U.S. dollars, except share and per share data)

	Six months ended September 30,
	2019	2018
	(Unaudited)	(Unaudited)

Revenue	$2,731,916	$3,594,451
Cost of revenue	(1,974,418)	(2,667,966)
Gross Profit	757,498	926,485

Operating expenses:
General and administrative expenses	(846,540)	(691,507)
Selling expenses	(52,293)	(82,794)
Total operating expenses	(898,833)	(774,301)

(Loss) income from operations	(141,335)	152,184

(Loss) income before income tax expense	(141,335)	152,184
Provision for income tax expense	(13,681)	(116,434)
Net (loss) income	$(155,016)	$35,750

Weighted average number of common shares outstanding – basic and diluted	623,600,000	623,600,000
(Loss) earnings per common share- basic and diluted	$(0.0002)	$0.0001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JMAX INTERNATIONAL LIMITED

Date: November 19, 2019	By:	/s/ Chee Boon Chiew
	Name:	Chee Boon Chiew
	Title:	Chairman and Chief Executive Officer